Exhibit 21

Subsidiaries

Subsidiary Name	Jurisdiction
ShoreTel International, Inc.	Delaware, USA
ShoreTel Pty Ltd	Australia
ShoreTel Ltd UK	UK
ShoreTel GmbH	Germany
ShoreTel Singapore Pte. Ltd.	Singapore